Exhibit 8.1

		% equity interest
Name	Country of Incorporation	2025
Nuova Ompi S.r.l.	Italy	100%
S.P.A.M.I. S.r.l.	Italy	100%
Stevanato Group International a.s.	Slovakia	100%
Medical Glass a.s.	Slovakia	99.7%
Ompi N.A. S. de RL de CV	Mexico	100%
Ompi of America, Inc.	USA	100%
Ompi Do Brasil Indústria e Comércio de Embalagens Farmacêuticas Ltda	Brazil	100%
Ompi Pharmaceutical Packing Technology (China) Co., Ltd.	China	100%
Stevanato Group Denmark A/S	Denmark	100%
Medirio SA	Switzerland	100%
Balda Medical GmbH	Germany	100%
Balda C. Brewer, Inc.	USA	100%
Balda Precision, Inc.	USA	100%
Ompi of Japan Co., Ltd.	Japan	100%
Stevanato India Private Limited	India	100%